                                                                      Exhibit 99
FOR RELEASE UPON RECEIPT


CONTACT:

Ted Smyth                                       Debora S. Foster
VP - Corp. Affairs                              Gen. Mgr. - Corp. Communications
(412)456-5780                                   (412)456-5778

Michael Mullen
Ketchum Public Relations
(412)456-5778



                Heinz Reorganizes for Sales and Earnings Growth
                             and Shareholder Value


San Francisco, CA, March 14, 1997 -- H. J. Heinz Company (NYSE; HNZ) today announced its largest ever reorganization plan designed to strengthen the company's six core businesses and improve Heinz's profitability and global growth. Heinz, the global food company, has number-one brands such as Heinz ketchup and infant foods, Ore-Ida, Weight Watchers, StarKist, Farley's and 9-Lives. Brand-building, increasing media spend by 30% over two years, overseas expansion, Efficient Consumer Response (ECR), value-added manufacturing, price-based costing and working capital savings are important elements of the plan to make Heinz one of the three preeminent branded food companies in the world.

        "Heinz has launched this bold initiative, which we call Project Millennia, to deliver the 21st Century early and produce unprecedented competitive strength to ride the global growth wave in terms of brand growth, financial performance and enhanced shareholder value," said Heinz Chairman and Chief Executive Officer Anthony J. F. O'Reilly to The Security Analysts of San Francisco. "This plan will make Heinz one of the three preeminent branded food companies in the world," O'Reilly said.


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        "Heinz is one of the most global of American food companies," O'Reilly said. "With GDP growth in Asia predicted at 7% this year and 6% in Eastern Europe, this is the right time for Heinz to accelerate the sales of its big brands to the millions of new consumers who are enjoying economic liberalization."

                          Reorganization Initiatives:
                          --------------------------

        Heinz announced its intention to implement a plan to reorganize the company for the new millennium which will reduce Fiscal 1997 (ends April 30) full-year pre-tax earnings by approximately $650 million, net of anticipated capital gains of approximately $100 million from the sale of non-strategic assets in New Zealand and real estate in the U.K. The plan will include the following initiatives:

1. Heinz has entered into a letter of agreement with McCain Foods Limited to sell, for approximately $500 million, Ore-Ida's foodservice business, including two potato factories at Burley and Plover and four appetizer plants for a total of six factories, subject to customary due diligence, the formal approval of the Board of Directors of McCain Foods and regulatory approvals. Heinz is pleased that McCain plans to offer employment to substantially all of the Ore-Ida employees currently working full-time at its production facilities, and to headquarters and sales personnel as deemed necessary to support the business. Heinz will now focus on expanding its foodservice global leadership in high-margin ketchup and condiments, tuna and portion control, not only in the U.S., but also in Europe and Asia. The aggregate cash proceeds from all these transactions, and from the sale of other plants and businesses Heinz intends to sell during the next 12 months, should be approximately $750 million to $850 million. (See separate release issued March 14, 1997.)

2. The company will close or sell at least 25 plants throughout the world while investing heavily to upgrade and build plants to add capacity in fast-growing markets. Excluding the sale of plants and businesses, the global workforce will be reduced by approximately 2,500. "We regret the loss of jobs but this plan is necessary to make us more competitive in the tough global marketplace," said Dr. O'Reilly. "We will be sensitive and responsive to our people who are affected." Specific plants and businesses for closure will not be publicly identified until after affected employees have been notified in the next few months.

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3.      These plant closures or sales will be facilitated by the elimination of end-of-quarter trade promotion practices to improve inventory turns, cash flow and working capital for both Heinz and its customers. These practices have built up in all companies, "and I stress in all companies," Dr. O'Reilly noted, over the past 10 years and are no longer efficient because of new technology such as scanning, EDI, cross-dock software and computer-assisted ordering which enable the retailer and manufacturer to work in tandem to achieve more efficient ECR and Continuous Replenishment Program objectives. As a result of this initiative, sales in the fourth quarter are expected to be flat compared to last year. This action is designed to fundamentally change the way Heinz goes to market in key U.S. businesses. If the company had continued to do business as usual, it would have expected to achieve an additional $90 to $95 million in operating income for the fourth quarter, "yielding EPS of $1.93 for the full year, the impact of which is included in the $650 million cost of the reorganization," Dr. O'Reilly added.

4. The company plans to exit at least four non-strategic businesses that do not fit its core categories or are underperforming.

5. The company will dramatically reduce the costs of its entire U.S. Weight Watchers meeting system, at a cost of $55 million within the reorganization charge, to replicate its very successful Weight Watchers system in the U.K., the European continent, Australia and South America.

        Dr. O'Reilly added, "This growth plan is designed to:

      . Ensure 10 to 12% earnings growth into the next century.

      . Target sales to grow to $14 to $15 billion by 2003, compared to approximately $9.5 billion this year.

      . Grow Fiscal `98 earnings 10 to 12% from this year's anticipated operating base of $1.93.

      . Generate working capital reductions of $300 million within the next 12 months.

      . Yield pre-tax savings of approximately $120 million in Fiscal `98 and approximately $200 million in Fiscal `99 and beyond.

      . Achieve over $2 billion in free cash flow over the next five years, with $1 billion in the next 12 months."

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                            Third Quarter Results:
                            ---------------------

        Earlier in the morning, Heinz announced record third-quarter results. Earnings per share, excluding non-recurring items, were $0.48. This represented an increase of 14.3 % over the same period last year. Sales growth for the third quarter was strong at over 5%. (See separate release issued March 14, 1997.)

                              Growth Initiatives:
                              ------------------

        Future growth initiatives focus on investing in Heinz's big global brands, maximizing market share and extending successful products to new markets. Heinz has number-one brands in ketchup, weight control, tuna, frozen potatoes, soups, beans, infant foods and pet food around the world. The company has an enviable array of 25 power brands that have at least $100 million in sales. Funding for these growth initiatives will come from improved asset utilization, ECR programs, the closure of 25 plants and the exit from lower-margin businesses.

        "As a result of the reorganization," Dr. O'Reilly said, "the company expects overseas sales to increase from its current level of 43% of annual revenues. The overseas growth will stem from rapid expansion into the fast-growing markets of Eastern Europe, Asia, the Indian sub-continent and South America."

        Heinz President and Chief Operating Officer William R. Johnson said: "By moving into higher profit businesses, we expect to increase our gross margin from 36% today to 40% by Fiscal 2001. Our asset turnover should increase from
1.0 to 1.3 times, a 30% improvement. And, we expect to generate free cash flow of more than $2 billion over five years."


      International Growth and Brand Building Under "Project Millennia":
      -----------------------------------------------------------------

      . Tuna sales in Europe will grow in double digits, supplied by the low-cost canneries in the Seychelles and Ghana.

      . International expansion of pet treats and specialty pet products. Both are high-margin and rapidly growing segments. Heinz is seeking acquisitions -- similar to the company's Alimentos Pilar, S.A. acquisition in Argentina last year -- in South America, Japan and Southern Africa. It already plans to sell pet treats in Australia and, additionally, to sell into European markets from a production base in Ireland.

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      . Develop a pan-European category-based strategy in Europe -- building on
        Heinz's exceptional strengths in the U.K., Italy, Spain and Portugal, -- to expand sales in the rest of the continent, particularly for tuna, pet treats, ketchup, infant foods, foodservice and Weight Watchers.

      . Expand sales of Heinz ketchup in Germany, which consumes 30% of all ketchup sold in Europe. Plans call for increasing Heinz's share of that market from 17% to 35% in the next five years.

      . Double the Heinz European foodservice business over the next five years, a category which is growing rapidly.

      . Increase production capacity for single-serve products in Australia.
        This production capacity, along with last year's acquisition of the Craig's line of single-serve items by Wattie's in New Zealand, will enable Heinz to supply the Asian market with a growing range of these items --from ketchup to jellies.

      . Introduce the Earth's Best line of organic baby food (bought by Heinz
        U.S.A. last year) into Canada and Australia.

      . Deliver 35% annual sales growth in Eastern Europe to reach $400 million by 2003.

      . Increase Heinz's business in India, where baby foods -- combined with nutritional drinks and Heinz branded products for children and adults -- will deliver annual sales growth of 20% to top $300 million by 2005.

      . Expand marketing for baby food in China, where the Heinz brand remains number-one in infant dry cereal.

      . Double the company's Japanese business over the next three to five years, focusing on low-cost, high-quality products made in New Zealand.

                            Marketing Innovations:
                            ---------------------

      . Return to television advertising in the United States for the company's flagship product line, Heinz ketchup, which has a leading 50% market share.

      . Introduce an innovative "stand-up" resealable pouch for pet treats.


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      . Aggressively market Ore-Ida's frozen stuffed pasta line, whose Rosetto brand is already number-one in the U.S. The company expects to expand the entire category by 12% a year to $350 million over the next five years.

      . Increase marketing for Ore-Ida retail potato products in the U.S.A.
        which are number-one with a 55% dollar market share.

      . Introduce into the U.S. the Weight Watchers "1,2,3 Success" Program, which has been very popular in the U.K., where registrations have increased by 50%. Weight Watchers in the U.K., Continental Europe, Australia, and South America have combined OI of $40 million, including $10 million from Weight Watchers foods in the U.K.

      . Begin "price-based costing" for The Budget Gourmet brand of frozen products, using low manufacturing costs to generate an everyday retail price of 99 cents each.

      . Complete an agreement with Hain Food Group Inc. to manufacture and market Weight Watchers brand dry and refrigerated products, including salad dressings, canned soup, sauces and cookies. This allows Weight Watchers Gourmet Food Company to concentrate on its core frozen entrees, desserts and side dishes.

      . Refocus on "Smart Ones from Weight Watchers" line of frozen entrees.
        This will involve improving the overall quality of the line, along with pricing and product varieties.

      . Continue to build market share for tuna in the U.K., Italy and parts of Eastern Europe. The company already owns one of the brand leaders (Petit Navire) in France. Heinz's operating profits from tuna sold in Europe increased 200% this fiscal year and substantial improvement is expected again next year.

      . Entered a joint venture in Australia to market tuna oil, which is rich in Omega 3 fatty acids (linked to reducing the risk of heart disease) and long-chain polyunsaturated fats (critical to intellectual development in children). A by-product of tuna processing, tuna oil offers margins of over 50%.

      . Partner with Dunkin' Donuts to sell bagels produced by Heinz Bakery
        Products. The venture is expected to deliver $50 million in sales next year, with good margins based on our state-of-the-art, low-cost dedicated production systems.

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      Reorganization Plan For Manufacturing and Distribution Facilities:
      -----------------------------------------------------------------

      . Signed a letter of agreement to sell Ore-Ida's foodservice business
        (including six factories) to McCain Foods Limited of New Brunswick, Canada.

      . Close one of five major ketchup and condiment-making factories in North
        America.

      . Accelerating ECR initiatives at Heinz North America. This action should deliver annualized operating savings of $20 to $30 million by Fiscal 1999 and decrease working capital by about $40 to $50 million.

      . Realign production and distribution centers for pet foods to place factories and warehouses closer to Heinz customers. As a result, the company will reduce its distribution costs. This will generate $10 to $15 million in annual operating savings.

      . Develop alliances with other dry pet food manufacturers. Such co-packing arrangements will allow Heinz to substantially reduce its delivered cost for dry pet food.

      . Consolidate pet treat production to reduce overhead costs.

      . Dramatic reduction of Weight Watchers costs by exiting the Personal
        Cuisine business in 238 of our centers which sold food. We will close 55 centers and will retain 183 of the high-attendance centers as classrooms only. These actions should reduce cost for Weight Watchers in the U.S. by $10 to $15 million annually.

      . Consolidate the manufacture of Weight Watchers brand foods for Europe in a single, expanded factory in Dundalk, Ireland. Currently, the products -- which are highly successful and sold in the U.K., France and the Nordic countries -- are co-packed for Heinz in five different locations. With 57% market share in the U.K., Weight Watchers entrees exceed the combined share of Nestle and Unilever.

      . Automate the labor-intensive cleaning of tuna at StarKist plants in Puerto Rico and American Samoa. This effort will generate an annual savings of $12 to $15 million and enhance product quality.

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      . Optimize production between Puerto Rico and Samoa to reflect the lowest delivered cost on each variety of tuna fish (albacore, chunk light and special recipe) taking account of labor rates, cost of fish and tax benefits.

      . Downsize or close as many as three seafood production facilities that no longer fit within Heinz's global low-cost manufacturing strategy. In Europe, StarKist is leveraging the substantial benefits of its low-cost, duty-free plants in Ghana and the Seychelles.

      . Revise the manufacturing configuration for Heinz Bakery Products by closing, selling or downsizing up to five of its ten plants.

      . Reorganizing the Wattie's business in New Zealand by combining the three remaining companies into one unit, eliminating substantial overhead and centralizing all ECR and category management initiatives.

      . Closed several production facilities in Australia and New Zealand.
        Wattie's will now focus on developing its Tomoana plant site as a supply source for Japan.

          Worldwide Expansion and Development of Production Centers:
          ---------------------------------------------------------

Heinz is planning to expand and develop its international production centers in these locations:

      . The Seychelles for tuna sold in Europe
      . Ghana for tuna sold in Europe
      . Puerto Rico and Samoa for Star-Kist tuna
      . Ireland for frozen food sold into the U.K. and Europe
      . Ozzaro Taro for infant foods in Northern Italy
      . Aligarh, India for nutritional drinks and infant foods
      . Jacksonville, Florida for portion control products
      . Hastings and Tomoana, in New Zealand, particularly for exports to Asia and the Pacific.


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ABOUT HEINZ: With sales approaching $10 billion, H. J. Heinz Company is one of the world's leading food processors and purveyors of nutritional services. Its 50 affiliates operate in some 200 countries, offering more than 4,000 products. Among the company's famous brands are Heinz, StarKist, Ore-Ida, 9-Lives, Weight Watchers, Wattie's, Plasmon, Farley's, The Budget Gourmet, Earth's Best, Ken-L Ration, Kibbles `n Bits, Orlando, Olivine, and Guloso.

                                    *  *  *

The above contains certain forward-looking statements which are based on management's current views and assumptions regarding future events and financial performance. Reference should be made to the section "Forward-Looking Statements" in Item 1 of H. J. Heinz Company's Annual Report on Form 10-K for the fiscal year ended May 1, 1996 for a description of the important factors that could cause actual results to differ materially from those discussed above.

                                    *  *  *

Note to assignment editors: A Heinz video news release/B-roll which includes
--------------------------
interviews with A. J. F. O'Reilly and William R. Johnson and company production footage is available as follows:

                             SATELLITE INFORMATION
                             ---------------------

                FEED #1                                FEED #2
                -------                                -------
DATE:           March 14, 1997                         March 14, 1997
TIME:           1:30 pm-2:00 pm (Eastern)              4:00 pm-4:15 pm (Eastern)
                (10:30 am -11:00 am (Pacific)          (1:00 pm-1:15pm Pacific)
COORDS:         GALAXY C4 TRANS 9                      GALAXY 9 TRANS 22
AUDIO:          6.2, 6.8 MHz                           6.2, 6.8 MHz